SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding key performance indicators for the first three quarters of 2009, dated October 20, 2009.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 21, 2009	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY PERFORMANCE INDICATORS FOR THE FIRST THREE QUARTERS OF 2009

The unaudited financial data of the Group for the first three quarters of 2009

(excluding the amortisation of upfront connection fees)

•        Operating revenues was RMB154,748 million, representing an increase of 15.3% over the corresponding period of last year

•        EBITDA (before CDMA network capacity leasing fees) was RMB63,556 million, representing a decrease of 3.9% over the corresponding period of last year

•        Profit attributable to equity holders of the Company was RMB11,392 million, representing a decrease of 33.9% over the corresponding period of last year.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2009.

Financial Data (excluding the amortisation of upfront connection fees)

	For the period from 1 January 2009 to 30 September 2009	For the period from 1 January 2008 to 30 September 2008	Increase/ (Decrease)

Operating revenues*(RMB)	154,748 million	134,174 million	15.3%
EBITDA** (RMB)	63,556 million	66,161 million	(3.9)%
EBITDA margin**	41.1%	49.3%
Profit attributable to equity holders of the Company (RMB)	11,392 million	17,230 million	(33.9)%

*	The operating revenues for the first three quarters of 2008 had been restated to reflect the adoption of the new < IFRIC13 – Customer Loyalty Programmes>
**	For convenience of the investors’ analysis, EBITDA was calculated before CDMA network capacity leasing fees for the first three quarters of 2009

A-1

Business Data

	As at 30 September 2009/ For the period from 1 July 2009 to 30 September 2009	As at 30 June 2009/ For the period from 1 April 2009 to 30 June 2009	As at 31 March 2009/ For the period from 1 January 2009 to 31 March 2009

Local Wireline Access Lines in Service (Million) including:	194.39	199.36	204.00
Household (Million)	113.77	114.81	115.25
Government & Enterprise (Million)	31.52	30.74	30.59
Public Telephone (Million)	15.28	15.33	15.26
Wireless Local Access (Million)	33.82	38.48	42.90
Net Decrease of Local Wireline Access Lines in Service (Million)	(4.97)	(4.64)	(4.35)
Wireline Broadband Subscribers (Million)	51.45	49.05	46.77
Net Add of Wireline Broadband Subscribers (Million)	2.40	2.28	2.50
Wireline Local Voice Usage (Billion Pulses)	81.27	82.97	83.67
Wireline Domestic Long Distance Usage (Billion Minutes)	20.78	22.07	21.29
Wireline International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	0.30	0.32	0.31
Mobile Subscribers (Million)	46.78	39.28	32.84
Net Add of Mobile Subscribers (Million)	7.50	6.44	4.93
Mobile Voice Usage (Billion Minutes)	42.53	35.78	26.82

For the first three quarters of 2009 and amid the new era of full services operation, despite facing the challenges from the intense market competition and the impact on the economic conditions brought by the global financial crisis, the Group deepened strategic transformation with continuous rapid growth in various transformation services, which effectively mitigated and offset the decline in the traditional wireline voice services and enabled the Group to maintain robust fundamentals.

Facing the challenges from the global financial crisis and the increasing mobile substitution, the Group continued to record negative growth in its number of local wireline access lines in service for the first three quarters. In response thereto, the Group strengthened the integrated packaging of full services operation, while strictly controlling sales initiatives for the low-end customers and endeavouring to maintain the return of wireline voice service. Businesses like Internet and data services, value-added and integrated information services continued its robust growth momentum. The broadband subscribers reached 51.45 million, representing a net increase of 7.18 million. The development of the overall wireline service primarily remained stable. For the first three quarters of 2009, the Group grasped the opportunity and successfully promoted the fast development of the mobile business by expanding initiatives. The customer scale and the mobile revenue continued to drive up in pace with steadily increasing market share. As at the end of September 2009, the number of mobile subscribers reached 46.78 million, representing a net increase of 18.87 million. The average mobile service revenue per user per month (ARPU) for the first three quarters primarily remained stable with a slight decline as compared to that in the first half of this year.

The Company’s operation was on track as planned for the first three quarters of 2009. Excluding the amortization of upfront connection fees of RMB 872 million, operating revenues was RMB154,748 million, representing an increase of 15.3% over the corresponding period of last year. The profit attributable to equity holders of the Company was RMB11,392 million, representing a decline of 33.9% over the same period of last year. EBITDA was RMB63,556 million, representing a decrease of 3.9% over the corresponding period of last year. The Group believes that the implementation of profitable scale development of mobile service would lead to an increase in marketing initiatives, which would result in short term pressure on the Company’s profitability. However, it would significantly enhance the future sustainable development and value creation of the Group.

A-2

The Group will take full advantage of the experience accumulated in Internet and informatisation services in the past few years and continuously innovate the effective integrated development of the full services of wireline, mobile and Internet. It shall actively leverage the 3G and full services integrated operation edge to enhance the customers’ experience and value with innovative differentiated services and endeavour to accomplish the key breakthroughs in mid-to-high-end market, while persisting in avoiding single product price competition and firmly maintaining the value of the overall industry. The Group believes, following the further enhancement of the basic service quality and the progressive rollout of 3G products with enriched mobile Internet applications, the 3G and full services offering will have remarkable development in the future, leading to further value creation for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 20 October 2009

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-3